Exhibit 3.2.56

CHARTER

OF

CRC HEALTH TENNESSEE, INC.

The undersigned person, having capacity to contract and act as the Incorporator of a corporation under the Tennessee Business Corporation Act, adopts the following Charter for such Corporation:

1.	The name of the Corporation is CRC Health Tennessee, Inc.

2.	The maximum number of shares which the Corporation shall have authority to issue is one hundred thousand (100,000) shares of voting common stock having $.01 par value per share. There are no preemptive rights with respect to these shares.

3.	The Corporation’s initial registered agent is National Registered Agents, Inc. The Corporation’s initial registered office is 1900 Church Street, Suite 400, Nashville, Tennessee 37203.

4.	The Incorporator of the Corporation is Pamela Burke, 20400 Stevens Creek Blvd., Suite 600, Cupertino, California 95014.

5.	The principal office of the Corporation is 20400 Stevens Creek Blvd., Suite 600, Cupertino, California 95014.

6.	The Corporation is for profit.

7.	The purpose or purposes for which the Corporation is organized is to engage in any business not prohibited by law under the laws of Tennessee; and to do any and all things necessary or incidental in the operation of such business or businesses.

8.	The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders (or voting groups of shareholders) than is required by law.

9.	To the fullest extent that the law of the State of Tennessee, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director (or person acting as a director pursuant to TCA § 48-18-101) of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall have the power to and shall indemnify any director, officer, employee, agent of the Corporation, or any other person who is serving at the request of the Corporation in any such capacity with another corporation, partnership, joint venture, trust, or other enterprise to the fullest extent permitted by the laws of the State of Tennessee, as it exists on the date hereof or as it may hereafter be amended, and any such indemnification may continue as to any person who has ceased to be a director, officer, employee, or agent and may inure to the benefit of the heirs, executors, and administrators of such a person.

If the Tennessee Business Corporation Act is amended after approval of this Charter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director (or other person acting as director pursuant to TCA § 48-18-101) of the Corporation shall be eliminated or limited to the fullest extent permitted by the Tennessee Business Corporation Act, as so amended.

10.	Any or all of the directors of the Corporation may be removed for cause by a vote of a majority of the entire Board of Directors and with or without cause by a proper vote of the shareholders. “Cause” shall include, but not be limited to, a director willfully or without reasonable cause being absent from any regular or special meeting for the purpose of obstructing or hindering the business of the Corporation.

11.	This Corporation shall have the powers granted to corporations under the Tennessee Business Corporation Act.

/s/ Pamela B. Burke
Pamela Burke, Incorporator

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